April 26, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Christian Windsor and Kathryn McHale

Re:	TechTarget, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed April 10, 2007 File No. 333-140503 Attention: Kathryn McHale

Dear Ladies and Gentlemen:

This letter is being furnished on behalf of TechTarget, Inc. (the "Company") in response to comments in the letter dated April 20, 2007 (the "Letter") from Christian Windsor of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to Greg Strakosch, Chief Executive Officer of the Company, with respect to the Company's Amendment No. 2 to the Registration Statement on Form S-1 (the "Registration Statement") that was filed with the Commission on April 10, 2007. Amendment No. 3 to the Registration Statement ("Amendment No. 3"), including the prospectus contained therein, was filed on behalf of the Company with the Commission on April 20, 2007, primarily to provide first quarter financials. Amendment No. 4 to the Registration Statement ("Amendment No. 4"), including the prospectus contained therein, is being filed on behalf of the Company with the Commission on April [27], 2007. We will supplementally provide the Staff via overnight courier two (2) copies of Amendment No. 4, which has been marked to show the changes to the Registration Statement.

The responses set forth below have been organized in the same manner in which the Commission's comments were organized. Copies of this letter are being sent under separate cover to Kathryn McHale of the Commission.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

General

1.
Please make sure that all outstanding exhibits are filed with your next amendment.

  RESPONSE:    The Company advises the Staff that all outstanding exhibits other than Exhibit 10.2 (Form of Indemnification Agreement) will be filed with Amendment No. 4. Exhibit 10.2 will be filed following approval at the Company's upcoming Board of Directors meeting, and will then be filed with Amendment No. 5, which is expected to be an exhibits only filing.

United States Securities and Exchange Commission
April 26, 2007

Note 7—Bank Term Loan Payable, page F-24

2.
In your response to our comment five of our letter dated April 2, 2007 you appear to indicate that you can change your election for the index upon which interest is payable for your term loan, but you cannot for your interest rate swap. Please tell us how you determined this hedging relationship qualifies for the "shortcut" method of assuming no ineffectiveness pursuant to paragraph 68 of SFAS 133 since the interest rate election feature in your term loan is not mirrored in your hedging instrument

  RESPONSE:    On August 30, 2006, the Company entered into a Credit Facility Agreement with Citizens Bank (the "Credit Agreement") for a $10,000,000 term loan and a $20,000,000 credit line. The Company filed the Credit Agreement as Exhibit 10.16 to the Company's Registration Statement. We did not draw against the credit line during the period ended December 31, 2006. The term loan requires monthly principal payments of $250,000, plus interest, beginning on September 30, 2006 through December 30, 2009. The term loan bears interest at either (i) the prime rate less 1.00% or (ii) LIBOR plus 1.50%. The Credit Agreement limits the Company's ability to change the index upon which interest is payable by defining "Interest Periods" during which the Company must retain its election of the index. On August 30, 2006, the Company elected the prime rate as the initial index upon which interest was payable for the term loan.

  On September 14, 2006, the Company entered into an interest rate swap agreement with Citizens Bank for a fixed interest rate of 6.98% using notional amounts that perfectly match the scheduled outstanding principal balance for the remaining period of the term loan. Concurrent with the closing of the interest rate swap agreement, the Company elected the one month LIBOR as the index upon which interest is payable for the term loan for the remaining period of the term loan. Pursuant to the terms of the Credit Agreement, the Company is required to retain the same index upon which interest is payable for its term loan for the same duration as the interest rate swap agreement. Section 2.4.1(a) of the Credit Agreement states the following; "if the Borrower has or may incur Hedging Obligations with the Bank in connection with the Loan, the Interest Period shall be of the same duration as the relevant period set under the applicable Hedging Contract." The interest rate swap agreement is a Hedging Contract as defined in the Credit Agreement.

  The term of the interest rate swap agreement matches the remaining period of the term loan and the Company must retain the one month LIBOR as the index upon which interest is payable for the term loan for the remaining period of the term loan. The hedging relationship qualifies for the "shortcut" method because our interest rate election under the term loan provisions of the Credit Agreement mirrors the interest rate swap agreement.

  If you require additional information, please telephone John J. Egan III at (617) 570-1514 or the undersigned at (617) 570-1306.

United States Securities and Exchange Commission
April 26, 2007

Sincerely,
/s/ SUZANNE D. LECAROZ Suzanne D. Lecaroz
cc:
Greg Strakosch
Rick Olin, Esq.
John J. Egan, III, Esq.